Westchester Capital FUNDS

The Merger Fund VL
A Westchester Capital Fund

Fund Snapshot as of August 31, 2016

FUND FACTS

Inception Date:	5/26/2004
Total Fund Assets:	$30.1 million
Total Firm Assets:	$ 4.7 billion
Symbol:	MERVX
CUSIP:	589512102

As of the end of August, the Fund returned 0.19% for the month, 1.43% YTD, and 4.78% annualized since inception.

PERFORMANCE

as of Month-End: August 31, 2016

	3-month	YTD	1-year	3-year	5-year	Since Inception[1]
The Merger Fund VL	0.19%	1.43%	1.07%	1.40%	2.05%	4.78%
BofA Merrill Lynch 3-month T-Bill	0.09%	0.19%	0.23%	0.10%	0.09%	1.35%
Barclays Aggregate Bond Index	2.33%	5.87%	5.99%	4.38%	3.25%	4.76%
S&P 500 Index	4.10%	7.82%	12.55%	12.30%	14.69%	7.77%

as of Quarter-End: June 30, 2016

	3-month	YTD	1-year	3-year	5-year	Since Inception[1]
The Merger Fund VL	0.00%	0.86%	-0.78%	1.59%	1.00%	4.79%
BofA Merrill Lynch 3-month T-Bill	0.07%	0.15%	0.19%	0.09%	0.09%	1.37%
Barclays Aggregate Bond Index	2.22%	5.32%	6.04%	4.07%	3.77%	4.78%
S&P 500 Index	2.46%	3.84%	3.99%	11.66%	12.10%	7.55%

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 22, 2016 Prospectus, the Fund's total annual operating expense ratio was 2.60%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2017 only with approval of the Board of Trustees), total annual operating expenses were 1.82%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

HISTORICAL PERFORMANCE SINCE INCEPTION

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2016	-0.96%	0.29%	1.54%	-0.95%	1.34%	-0.38%	0.38%	0.19%					1.43%
2015	-0.18%	1.66%	-0.09%	0.09%	0.45%	-1.17%	-0.18%	-1.10%	-1.30%	1.31%	-0.46%	0.11%	-0.90%
2014	-0.55%	1.10%	0.09%	0.45%	1.00%	0.81%	-0.53%	0.89%	-1.33%	-1.17%	0.45%	0.18%	1.37%
2013	-0.57%	0.19%	0.67%	0.28%	0.09%	-0.28%	1.04%	0.09%	0.84%	0.74%	0.09%	0.63%	3.88%
2012	-0.10%	0.96%	0.28%	0.38%	-1.51%	0.19%	0.29%	0.95%	-0.19%	-1.04%	1.05%	1.26%	2.52%
2011	0.91%	0.45%	1.61%	0.88%	0.00%	-0.35%	-1.66%	-2.85%	-1.19%	2.13%	0.82%	0.24%	0.88%
2010	0.56%	0.74%	0.74%	-0.27%	-1.93%	0.84%	1.30%	0.83%	1.18%	0.45%	0.18%	0.59%	5.29%
2009	0.71%	-0.50%	4.04%	1.26%	0.77%	0.57%	0.57%	1.13%	0.74%	0.09%	0.55%	1.34%	11.80%
2008	-2.61%	2.37%	-1.51%	4.40%	3.62%	-3.59%	2.55%	2.68%	-3.17%	-2.50%	0.10%	1.85%	3.80%
2007	1.30%	1.45%	0.42%	0.92%	1.99%	-0.24%	-1.55%	1.16%	0.25%	1.31%	-4.36%	-0.39%	2.11%
2006	2.37%	1.96%	1.31%	0.52%	1.29%	3.05%	0.58%	1.55%	0.81%	0.80%	0.08%	1.14%	16.56%
2005	0.00%	0.09%	0.94%	0.00%	1.31%	0.46%	1.38%	0.72%	0.27%	-3.67%	1.86%	1.19%	4.53%
2004						0.30%	-1.40%	1.52%	0.80%	0.79%	1.97%	2.32%	6.42%

STATISTICAL ANALYSIS

	Standard Deviation	Sharpe Ratio	Beta	Correlation	Maximum Drawdown	Months to Recover
The Merger Fund VL	4.64%	1.03	0.19	0.33	-7.22%	4
BofA Merrill Lynch 3-month T-Bill	0.54%	2.45	0.00	0.01	-0.01%	1
Barclays Aggregate Bond Index	3.15%	1.49	0.00	0.00	-3.82%	2
S&P 500 Index	14.12%	0.60	1.00	1.00	-50.95%	37

Fund Snapshot as of August 31, 2016

MONTHLY PORTFOLIO COMPOSITION

Position Summary

Top five positions as % of net assets:	28.28%
Average position size:	1.64%
Number of long positions[1]:	54
Number of short positions[1]:	26
% Invested:	88.64%
Short positions as a % of net assets:	25.22%

[1]*The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stock-for-stock transactions (as opposed to, for example, cash transactions).*

Regional Exposure



- United States
- United Kingdom
- Europe ex-U.K.
- Japan
- Canada
- North America offshore

By Deal Terms



- Cash
- Cash & Stock
- Stock and Stub
- Stock with Fixed Exchange Ratio
- Undetermined*
- Stock with Flexible Exchange Ratio (Collar)

Sector Breakdown



- Information Tech.
- Consumer Disc.
- Materials
- Financials
- Consumer Staples
- Health Care
- Industrials
- Energy
- Utilities

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.